Exhibit 99.2

RANDGOLD RESOURCES LIMITED

Incorporated in Jersey, Channel Islands

Reg. No. 62686

LSE Trading Symbol: RRS

Nasdaq Trading Symbol: GOLD

(“Randgold Resources” or “Randgold”)

KIBALI TO CREATE ECONOMIC VALUE FOR WHOLE DRC

Lubumbashi, 31 January 2013 - The giant Kibali gold project currently being developed in the Democratic Republic of Congo will bring lasting economic benefits to the whole country, says Randgold Resources chief executive Mark Bristow. Randgold, which owns 45% of the project, is developing and will operate the mine scheduled to produce its first gold by the end of this year.

The project is already providing employment to some 6 000 Congolese, and 12 Congolese contractors have been appointed to construct the new model village of Kokiza and to maintain the recently upgraded roads around the mine. Some 1 800 families have been relocated to date from the mine site to nearby Kokiza, where new houses are being built at the rate of 45 per week.

Bristow said this showed the multiplier impact mining could have on emerging economies. Not only will Kibali return about half of its revenue to the state in the form of taxes, royalties and dividends, it will also create substantial economic value through the provision of goods and services as well as generating jobs, transferring skills and uplifting the community through quality of life initiatives.

Open pit mining is already underway at Kibali to build up ore stockpiles before the start of production and the plant is also taking shape with the recent installation of the two mills. Development of both underground declines has started and the parallel development of the vertical shaft is progressing well and the first of four hydropower stations which will supply electricity to the mine is under construction.

The combined open pit and underground mining operation has an estimated life of 20 years and plans to produce an average of more than 600 000 ounces per year between 2014 and 2023, making it one of the largest gold mines in the world.

“We could not have advanced this project so rapidly had it not been for our productive partnership with the DRC government and the local community,” Bristow said. “At a time when the government is reviewing the country’s mining code, we trust any changes will not discourage further investment but will reinforce the current code’s stability and focus on reducing the administrative burden on the mining industry, promoting investment which would create more economic value and greater tax revenues for the state,” Bristow said.

RANDGOLD RESOURCES ENQUIRIES:

Mark Bristow, Kibali chairman & Randgold Resources CEO +223 6675 0122 / +44 788 071 1386	Willem Jacobs, Randgold GM operations Central & East Africa +243 991 001 222

Louis Watum, GM Kibali Goldmines +243 994 035 464 / +243 817 153 062	Kathy du Plessis, Randgold investor & media relations +44 20 7557 7738 / randgoldresources@dpapr.com

Website: www.randgoldresources.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934, and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realisation of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘will’, ‘plans’, ‘expects’ or ‘does not expect’, ‘is expected’, ‘budget’, ‘scheduled’, ‘estimates’, ‘forecasts’, ‘intends’, ‘anticipates’ or ‘does not anticipate’, or ‘believes’, or variations of such words and phrases or state that certain actions, events or results ‘may’, ‘could’, ‘would’, ‘might’ or ‘will be taken’, ‘occur’ or ‘be achieved’. Assumptions upon which such forward-looking statements are based are in turn based on factors and events that are not within the control of Randgold and there is no assurance they will prove to be correct. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Randgold to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of Randgold and Moto, risks related to mining operations, including political risks and instability and risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in the section entitled ‘Risk Factors’ in Randgold’s annual report on Form 20-F for the year ended 31 December 2011 which was filed with the US Securities and Exchange Commission (the ‘SEC’) on 31 March 2012. Although Randgold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Randgold does not undertake to update any forward-looking statements herein, except in accordance with applicable securities laws. CAUTIONARY NOTE TO US INVESTORS: the SEC permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this release, such as ‘resources’, that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as ‘proven and probable reserves’ for the purposes of the SEC’s Industry Guide number 7.